

Clément De Alcala · 2nd

Co Founder I COO at CLIP

Brooklyn, New York, United States · Contact info

CLIP

500+ connections

1 mutual connection: Ben Marans

Connect Message More

About

I am a skilled business development professional with experience in social entrepreneurship. I have spent the past decade enabling growth opportunities in the technology sector, with a focus on sustainability.

Activity

2,749 followers

Clément De Alcala reshared a post · 5h



Clément De Alcala commented on a post · 5h

Honored to be part of this great story with your support Lance A. Scott and #Connecticut's Angel Investor Forum

17 3 comments

Clément De Alcala commented on a post · 2d

Thank you for leading the team on so many critical projects this summer! 🙌

45 3 comments

Show all activity →

Experience

Co Founder and COO
CLIP
Feb 2018 - Present · 4 yrs 7 mos
Greater New York City Area

CLIP is an Urban Mobility Startup building a plug & play e-motor device designed to empower urban commuters with the ability and choice to switch to bikes for their daily commute.

Innovation Manager
Devergy
Dec 2016 - Aug 2017 · 9 mos
Mbeya, Tanzania

Devergy is an energy services company that provides affordable and reliable energy to low-income people in rural villages not connected to the power grid. ...see more

Co founder and CEO
JAMY
Nov 2017 - 2017 · -9 mos
Kampala, Uganda

JAMY is a crowdlending and media platform connecting individuals interested in impact investing with social companies in need of affordable capital. ...see more

Project Manager
TRE ALTAMIRA
Apr 2013 - Sep 2016 · 3 yrs 6 mos
Barcelona Area, Spain

Tre-Altamira is an earth observation company from the French Space Agency (CNES). It provides radar data and services to institutions (European Commission, World Bank) and corporate compani ...see more

Sales and Marketing Manager
Nobeltec, Inc, Marine solution
Oct 2005 - Apr 2013 · 7 yrs 7 mos
Beaverton, OR, US

Nobeltec is the world leader for navigation and maritime surveillance software, subsidiary of Furuno group. ...see more

Education

Montpellier Business School
Master of Business Administration (MBA), Public Administration
2001 - 2005

Arnhem Business School
Bachelors, Business Administration
Aug 2002 - Jul 2003

Aix-Marseille University
Deug, Economics
Sep 1999 - Jul 2001

Show all 6 education →

Volunteering

volunteer
Rotary International
Apr 2013 - Jun 2015 · 2 yrs 3 mos
Poverty Alleviation

Casa Solidaria: Food distribution program in Barcelona

volunteer
Banques Alimentaires
Jan 2009 - Dec 2011 · 2 yrs 12 mos
Poverty Alleviation

Volunteer in homeless assistance programs.

Global Fellow
Acumen
Sep 2016 - Sep 2017 · 1 yr 1 mo
Economic Empowerment

Acumen is a non-profit global venture fund that uses entrepreneurial approaches to solve the problems of poverty. ...see more

Skills

International Sales

Endorsed by Matt Wood who is highly skilled at this

Endorsed by 4 colleagues at TRE ALTAMIRA

30 endorsements

Key Account Management

Endorsed by 3 colleagues at TRE ALTAMIRA

23 endorsements

Direct Sales

Endorsed by 2 colleagues at TRE ALTAMIRA

17 endorsements

Show all 12 skills →

Recommendations

Received Given

Maeve Lynskey · 2nd
Marketing at Siemens Digital Industries Software
February 29, 2016, Maeve reported directly to Clément

Clement managed me directly in the sales department of Nobeltec from 2011 until 2013.
Clement is a natural leader, who is focused, charismatic, and results-driven. He displayed a deep technical understanding of our software solutions, combined with an ability to perfectly adapt his sales style to his audience, be it an end user or the CEO of a vertical market firm. ...see more

Frédéric Algalarrondo · 3rd
Experienced Sales/Marketing Director with a 10+ year record of business development in the maritime electronics industry
February 8, 2016, Frédéric managed Clément directly

Clément was my direct report for 7 years at MaxSea and Nobeltec. Clément's creativity, tenacity and drive made him an asset to every project he worked on. Clément loves taking on new challenges and has consistently surpassed company OKRs. While at Maxsea Clément showed himself not only to be a problem solver but also an innovator; he developed new avenues for business and repurpose ...see more

elhadi ahmed · 3rd
Founder, Nautical Morocco
July 17, 2014, elhadi worked with Clément but they were at different companies

J'ai travaillé avec Clément pour le compte de la société GES au Maroc entre 2005 à 2008 sur les produits de MaxSea qu'il nous a fournis pour équiper toutes les stations radar du littoral Marocain, j'avoue que Clément à été captivant par son sérieux dans ces négociations et sollicitant par ces consciences professionnels. Congratulation ! Clément De Alcala ; Mr Ahmed Elhadi.

Courses

Marketing

Associated with Montpellier Business School

Negotiation

Associated with Montpellier Business School

Languages

English
Full professional proficiency

French

Native or bilingual proficiency

Spanish
Full professional proficiency

Organizations

Casa Solidaria
Apr 2013 - Present

Food assistance programs in Barcelona

Interests

Influencers Companies Groups Schools



Phumzile Mlambo-Ngcuka · 3rd
Former Executive Director of UN Women & Deputy President of SA Founder of Umlambo Foundation Gender Activist and Campaigner for Universal Access to Education
1,234,298 followers



Bill Gates · 3rd
Co-chair, Bill & Melinda Gates Foundation
35,844,690 followers

Show all 3 influencers →